EXHIBIT 99.1

Caledonia Mining Corporation Plc: Results of Annual General Meeting

ST HELIER, Jersey, May 06, 2025 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("the Company") (NYSE American, AIM and VFEX: CMCL) announces the results of its annual general meeting of shareholders (the “AGM”) held at St Helier, Jersey today.

The total number of shareholders present in person or by proxy at the AGM was 92, representing 58.27% of the Company’s outstanding voting shares.

The table below shows the proxy votes received on resolutions 1(a) to 1(i), which were duly passed by a show of hands, to reappoint the nominees proposed for re-election as directors:

Nominee	Vote type	Voted	%
Mark Learmonth	For	10,128,948	99.52%
	Against	48,343	0.48%
	Abstain	1,019,818
John Kelly	For	10,889,477	97.37%
	Against	294,188	2.63%
	Abstain	13,444
Nick Clarke	For	11,091,699	99.18%
	Against	91,966	0.82%
	Abstain	13,444
Geralda Wildschutt	For	10,301,833	92.11%
	Against	882,200	7.89%
	Abstain	13,076
Gordon Wylie	For	10,293,398	92.04%
	Against	890,467	7.96%
	Abstain	13,244
Victor Gapare	For	10,906,885	97.52%
	Against	276,940	2.48%
	Abstain	13,284
Tariro Gadzikwa	For	11,082,442	99.10%
	Against	101,183	0.90%
	Abstain	13,484
Stefan Buys	For	11,134,799	99.56%
	Against	49,026	0.44%
	Abstain	13,284
Lesley Goldwasser	For	11,145,594	99.65%
	Against	39,318	0.35%
	Abstain	12,197

Further resolutions 2 and 3 were also passed at the AGM so that:

  BDO South Africa Inc was reappointed as the auditor of the Company for the ensuing year and the directors were authorised to approve their remuneration; and
  Mr. Wylie, Ms. Wildschutt, Ms. Gadzikwa and Ms. Goldwasser were reappointed as members of the Audit Committee.

The full text of each resolution, together with explanatory notes, are set out in the notice of AGM and management information circular dated March 26, 2025 which are available on the Company's website at:

https://www.caledoniamining.com/investors/shareholder-information/#shareholder-meeting-documents

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Joint Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Liberum Panmure (Joint Broker) Scott Mathieson Ailsa MacMaster	Tel: +44 20 3100 2000
Camarco, Financial PR (UK) Gordon Poole Julia Tilley Elfie Kent	Tel: +44 20 3757 4980
3PPB (Financial PR, North America) Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39